SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)

              Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |__|	Form 40-F |X|

              Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |__|

              Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |__|

              Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes |__|	No |X|

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: February 24, 2006	By: /s/ Michelle Caturay
Name: Michelle Caturay
Title: Vice-President, Corporate Secretary
and Associate General Counsel
By: /s/ Valerie K. Pettipas
Name: Valerie K. Pettipas
Title: Assistant Corporate Secretary

Additional Statement on Option Information

To our Shareholders:
After we sent you our Management Proxy Circular for our March 2, 2006 Annual Shareholders Meeting, we became aware that certain information about John Hunkin’s options was not disclosed in the appropriate form. The following chart shows aggregated option exercises and financial year end option values for all individuals who were Named Executive Officers on October 31, 2005, as previously disclosed in the Management Proxy Circular, and, in addition, for Mr. Hunkin. Since Mr. Hunkin did not receive any option grants for fiscal 2005, the change from the information previously disclosed in last year’s Management Proxy Circular, is the number of exercisable and unexercisable options which changed due to the December 2004 award of 50,560 options and vesting of other outstanding options, and the value of Mr. Hunkin’s unexercised options, which changed due to different CIBC common share prices on October 31, 2005 and October 31, 2004.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised in- the-Money Options/SARs at Financial Year-End(1) Exercisable/Unexercisable ($)

J.S. Hunkin	Nil	Nil	142,583 / 50,560	5,003,122 / Nil

G.T. McCaughey	Nil	Nil	200,096 / 328,035	5,457,202 / 1,645,150

T.D. Woods	Nil	Nil	43,975 / 20,035	1,219,073 / 197,828

B.G. Shaw	Nil	Nil	Nil / Nil	Nil / Nil

S.R. McGirr	Nil	Nil	Nil / Nil	Nil / Nil

S.A. Baxendale	Nil	Nil	21,150 / 17,030	527,095 / 165,315

Note:

(1)	Amounts reported are based on the difference between the exercise price of the option and the 2005 fiscal year-end CIBC common share price of $72.20.